Exhibit 12.1

Newmont Mining Corporation

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(Amounts in thousands except ratio, as restated)

	For the Year Ended December 31,
	2001	2000	1999	1998(2)	1997(2)
Earnings:
Income (loss) before income taxes and cumulative effect of changes in accounting principles	$(128,425)	$(30,033)	$(9,019)	$(646,348)	$53,136
Adjustments:
Net interest expense (1)	98,080	106,120	83,185	96,618	90,967
Amortization of capitalized interest	7,362	8,793	4,886	4,435	3,221
Portion of rental expense representative of interest	2,747	2,936	2,914	4,361	3,849
Undistributed income (loss) of affiliate	27,569	(17,930)	(91,788)	(105,932)	200
Preferred dividends	(11,500)	(11,500)	(11,500)	(11,500)	(11,500)
Minority interest of majority owned subsidiaries	65,374	92,814	44,141	71,825	75,017

	$61,207	$151,200	$22,819	$(586,541)	$214,890

Fixed Charges:
Net interest expense (1)	$98,080	$106,120	$83,185	$96,600	$90,967
Capitalized interest	10,633	5,534	23,345	13,720	20,104
Preferred dividends	11,500	11,500	11,500	11,500	11,500
Portion of rental expense representative of interest	2,747	2,936	2,914	4,361	3,849

	$122,960	$126,090	$120,944	$126,181	$126,420

Ratio of earnings to fixed charges	(3)	1.2	(3)	(3)	1.7

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(2)	As a result of the restatement of the Company’s Consolidated Financial Statements (see Item 7 and Note 23 to the Consolidated Financial Statements), the financial information for 1998 and 1997 is derived from unaudited Consolidated Financial Statements.
(3)	The ratio was less than 1:1 for the years ended December 31, 2001, 1999 and 1998 as earnings were inadequate to cover fixed charges by deficiencies of $61.8 million, $98.1 million and $712.7 million, respectively.